November 22, 2010

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	CCH II, LLC, and CCH II Capital Corp./Application for Withdrawal pursuant to Rule 477 of the Securities Act of 1933, as amended
Registration Statement on Form S-1 (Registration Nos. 333-167877-01 and 333-167877-02)

Dear Sir or Madam:

CCH II, LLC, a Delaware limited liability company, and CCH II Capital Corp., a Delaware corporation (collectively, the "Registrants"), hereby respectfully request, pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), the withdrawal of the above-referenced Registration Statement on Form S-1 (File Nos. 333-167877 (previously withdrawn by Charter Communications, Inc.); 333-167877-01; and 333-167877-02), filed with the Securities and Exchange Commission (the "Commission") on June 30, 2010 and as amended on August 23, 2010, together with all exhibits thereto (the "Earlier Registration Statement").

Prior to this Application for Withdrawal of the Earlier Registration Statement, the Registrants have filed a Registration Statement on Form S-3, as amended by a Registration Statement on Form S-3/A, in connection with the Registrants' registration of $540,775,126 principal amount of 13.50% Senior Notes due 2016 under the Securities Act, that are being offered for sale by certain selling security holders (as amended, the "Current Registration Statement").  The Current Registration Statement includes those securities previously registered in connection with the Earlier Registration Statement.  No securities have been sold pursuant to the Earlier Registration Statement.  The Earlier Registration Statement was declared effective by the Commission on September 3, 2010.  The Registrants intend that the Current Registration Statement replace the Earlier Registration Statement.

The Registrants acknowledge that no refund will be made for fees paid to the Commission in connection with filing of the Earlier Registration Statement.  Pursuant to Rule 457(p), the Registrants have requested that all fees paid to the Commission in connection with the filing of the Earlier Registration Statement be credited to the Registrants' account to be offset against the filing fee for the Current Registration Statement.

Your assistance in this matter is greatly appreciated. If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact Richard R. Dykhouse, Vice President, Associate General Counsel and Corporate Secretary for the Registrants at (314) 543-2407.

Very truly yours,

CCH II, LLC
CCH II Capital Corp.

By: /s/ Kevin D. Howard
Name: Kevin D. Howard
Title: Senior Vice President- Finance, Controller and Chief
Accounting Officer